Filed Pursuant to Rule 424(b)(3)
                                       SEC Registration No. 333-137831



                        AMERICAN TONERSERV CORP.
                  SUPPLEMENT NO. 1 DATED MARCH 5, 2007
                  TO PROSPECTUS DATED JANUARY 29, 2007

     In February 2007, American TonerServ Corp. (the "Company") entered into binding agreements to issue shares of Series C Convertible Preferred Stock ("Series C Shares") to accredited investors in a private offering. A total of 371,083 Series C Shares will be issued to 18 accredited investors. The Company received a total of $1,113,248 for the sale of the Series C Shares. Each Series C Share is convertible into ten shares of the Company's common stock (subject to certain anti-dilution adjustments) at any time at the holder's option. Each Series C Share will automatically be converted into ten shares of Common Stock (subject to certain anti-dilution provisions) upon (i) the affirmative vote of a majority of the outstanding shares of the Preferred Stock (voting together as a single class) or (ii) the consummation of an underwritten public offering with aggregate proceeds in excess of $3,000,000.

     On February 26, 2007, American TonerServ Corp. (the "Company") issued a total of 389,630 shares of its common stock to five persons in private transactions. Of the shares issued, 367,407 of the shares were issued to four of the Company's executive officers pursuant to the Stock Compensation Agreements described in below. In addition, 22,222 shares were issued to Chuck Mache, a consultant to the Company in connection with a consulting agreement with Mr. Mache.

     Pursuant to the terms of the Stock Compensation Agreements with four of its executive offices in which the Company agreed to issues shares of the Company's common stock to them in exchange amounts accrued but not paid to those persons under their compensation arrangements with the Company for the months of November and December of 2006. The shares were issued at a rate of $.45 per share for such accrued compensation. The names of the persons with whom the Company entered into Stock Compensation Agreements and their relationships with the Company; the amount of compensation exchanged for stock and the number of share issued as compensation are set forth in the following table.

NAME AND RELATIONSHIP      AMOUNT OF COMPENSATION      NUMBER OF SHARES
---------------------      ----------------------      ----------------
Daniel J. Brinker,
President, CEO
and Director                      $30,000                 66,667

Aaron L. Brinker,
Chief Operating Officer           $20,333                 45,185

Andrew A. Beaurline,
Sr. VP - Corporate Development
and Strategy                     $103,000                228,889

Ryan Vice,
Chief Financial Officer           $12,000                 26,667


     The Company has announced that it entered into a non-binding letter of intent ("LOI") to purchase certain assets of Optima Technologies, Inc. ("Optima"). Optima Technologies has been engaged in the business of print management, printing supplies and repair service since 1987. According to unaudited financial information provided by Optima Technologies, the business currently generates approximately $3.5 million of revenues annually. As part of the proposed acquisition, the Company intends to contract with the current Optima management team and continue to service Optima's customers as they have been in the past. As consideration for the purchase of, ATS would pay approximately $2,550,000 in cash and promissory notes, a portion of which would be convertible into shares of the Company's common stock.

     The proposed acquisition of Optima is subject to the completion of due diligence, negotiation and execution of a definitive agreement, the completion of an audit of Optima Technology's financial statements, as well as customary closing conditions. Additional information related to this transaction will be disclosed upon the execution of a definitive agreement. The LOI provides that the parties will endeavor to complete the transaction by early May 2007.